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                                                                     EXHIBIT 4.3

                          AMENDMENT TO RIGHTS AGREEMENT

         AMENDMENT TO RIGHTS AGREEMENT (this "Amendment") dated as of the 25th day of March 2003, between Harken Energy Corporation, a Delaware corporation (the "Company"), and American Stock Transfer and Trust Company (successor to Mellon Investor Services LLC, a New Jersey limited liability company (formerly known as ChaseMellon Shareholder Services L.L.C.)), as Rights Agent (the "Rights Agent").

                                    RECITALS

         1. The Company and the Rights Agent have previously entered into that certain Rights Agreement, dated as of April 6, 1998 (the "Agreement").

         2. Section 27 (Supplements and Amendments) of the Agreement provides, in part, that, as long as the Rights are redeemable, the Agreement may be supplemented or amended without the approval of any holders of Rights.

         3. The Company desires to amend the Agreement to reduce the capital and surplus requirement of a successor Rights Agent.

                                    AGREEMENT

         Section 1. Definitions. All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

         Section 2. Amendment to Section 21 of the Rights Agreement. Pursuant to
         Section 27 of the Agreement (Supplements and Amendments), the undersigned amend Section 21 of the Agreement by deleting the fifth sentence of Section 21 of the Rights Agreement in its entirety and replacing it with the following sentence, which sentence shall read in its entirety as follows:

         "Any successor Rights Agent, whether appointed by the Company or by such a court, shall be either (a) a corporation organized and doing business under the laws of the United States or the laws of any state of the United States or the District of Columbia, in good standing, and having an office in the State of Texas or the State of New York, which is authorized under such laws to execute corporate trust or stock transfer powers and is subject to the supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $10 million or (b) an affiliate of such corporation."

         Section 3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

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         Section 4. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

                                    * * * * *

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         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to
Rights Agreement to be duly executed as of the day and year first above written.

                                       HARKEN ENERGY CORPORATION

                                       By: /s/ Bruce N. Huff
                                           -------------------------------------
                                           Bruce N. Huff
                                           President and Chief Operating Officer

                                       AMERICAN STOCK TRANSFER AND TRUST
                                       COMPANY, as Rights Agent

                                       By: /s/ Joseph Wolf
                                           -------------------------------------
                                           Name: Joseph Wolf
                                                --------------------------------
                                           Title: Vice President
                                                 -------------------------------